LOWENSTEIN SANDLER PC

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

April 9, 2010

VIA EDGAR AND OVERNIGHT COURIER

Max A Webb, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Tower International, Inc. Registration Statement on Form S-1 Filed March 4, 2010 File No. 333-165200

Dear Mr. Webb:

On behalf of Tower Automotive, LLC (to be converted into Tower International, Inc. and hereinafter referred to as “Tower” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Tower’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated March 30, 2010, and to reflect other updating changes. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, four courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on March 4, 2010, and four clean courtesy copies of the Amendment.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Tower. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the initially filed Registration Statement).

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response 1: Before the preliminary prospectus is printed and distributed, the Company will provide the Staff with pictures, graphics and accompanying captions. We understand that this Comment does not apply to the pictures and graphics that appeared in the initial filing of the Registration Statement (none of which have been modified in Amendment No. 1 to the Registration Statement).

2.	Please revise throughout to remove marketing language. We note by way of example disclosure on page 1 stating your “proven history of implementing sustainable operational improvements” and the reference to a “proven” management team on page 6.

Response 2: The Company has removed marketing language. Specifically, the Company removed the references to the term “proven” on pages 1, 6, 46, 78 and 83 of the Registration Statement. With respect to the management team, we have changed the reference from “proven management team” to “experienced management team”.

Prospectus Summary, page 1

Product Offerings, page 1

3.	Refer to the first paragraph where you discuss Adjusted EBITDA. Please revise the paragraph to present GAAP revenues and GAAP net loss as the primary disclosure with the non-GAAP measures presented supplementary. In this regard, the GAAP financial measures should be given prominence (i.e., discussed as the primary measures) over the non-GAAP measures. This comment is also applicable to the third paragraph under MD&A - Overview of the Business on page 45 and also to Business - Our Company on page 74, and elsewhere throughout the filing.

Response 3: In Amendment No. 1, the Company has added another GAAP metric (gross profit margin) and has presented three GAAP metrics (revenues, gross profit margin and net loss) before reference is made to Adjusted EBITDA and Adjusted EBITDA Margin, in order to give the GAAP figures more prominence. The Company has made that change in the Summary (on page 2), immediately prior to the MD&A on page 45), in the presentation of quarterly financial data (on pages 65-66]) and in the introduction to the discussion of the Company’s business (on page 78]). In addition, the Company has inserted a reference to the gross profit margin ahead of the reference to Adjusted EBITDA in the third paragraph under MD&A - Overview of the Business (page 46]) .

4.	Please revise the carryover paragraph on page 2, and elsewhere as appropriate, to present losses in parenthesis.

Response 4: The Company has presented losses in parenthesis in the text on pages 2 and 78 of the Registration Statement.

Our Industry, page 2

5.	Please file the consent of CSM with the next amendment. Alternately, confirm that the information is available for a nominal fee.

Response 5: The Company does not believe that a consent from CSM under Rule 436 of Regulation C is appropriate, since the Company is not relying upon CSM as an expert, nor is the information summarized in the Registration Statement presented as the report or opinion of an expert. CSM is a global forecasting service for automotive production. The data licensed by the Company from CSM are generally available to the public for a fee.

Platform Diversification, page 4

6.	Please revise to briefly define what is considered a “small car,” “large car,” and “North American Framed Vehicle.”

Response 6: The Company has added brief descriptions of the terms “small car,” “large car,” and “North American framed vehicle” on page 81 of the Registration Statement. In the Summary on page 4, the Company has inserted a cross reference to these definitions, enabling a reader to readily locate those definitions should the reader desire to access those definitions while reviewing the Summary. For purposes of providing the quantitative comparisons, the Company relies upon classifications used by CSM. Those classifications divide automobiles into a number of different segments. The Company believes that the titles of those segments (e.g., A-segment), standing alone, do not have any disclosure value.

Competitive Cost Structure, page 4

7.	It is unclear why you are able to believe you have a competitive cost structure since you are losing money. Please revise to explain.

Response 7: The Company has revised the disclosure on page 4 to explain why it believes that it has a cost competitive structure. The Company bases its belief on the cost improvement actions that it has implemented, the Company’s experience in the automotive industry and the Company’s Adjusted EBITDA margin. The Company’s cost competitive structure has limited the negative effects of decreased automobile production on the Company and has improved the Company’s opportunities to benefit from a recovery in the automotive sector. It has not prevented the Company from losing money during recent periods.

Our Strategy, page 7

8.	Please revise to remove the word “profitable” before revenue growth since you are not yet profitable.

Response 8: The Company has removed the word “profitable” before “revenue growth” on pages 7 and 83 of the Registration Statement.

9.	In the third paragraph under this heading, please disclose that the term of the solar agreement is for five years and disclose the date such agreement was entered into. Disclose that you expect that production will commence late in 2010, and that revenues will begin in 2011. Disclose at what point of time in 2010 you anticipate spending the $30 to $35 million to construct a production facility. We note your disclosure under the risk factor “Our ability to recognize revenues from our agreement with...SES...and cash flows” on page 19, and MD&A - Overview of the Business on page 45.

Response 9: The Company has expanded the description of its solar agreement on page 7 of the Registration Statement to disclose (i) the fact that the agreement was first signed in August 2009, (ii) that the five year term will automatically extend if a threshold production level is not met, (iii) that the Company expects production to commence late in 2010 and revenues to commence in 2011 and (iv) that the Company’s capital investment will be spread over 2010, with approximately one-third to be spent in the first six months of 2010 and the balance to be expended during the second half of 2010. Parallel changes are made in subsequent references to the solar agreement elsewhere in the Registration Statement.

10.	We note in the fourth paragraph that you provide the amount of “expected lifetime revenues” from the solar contract. Since SES must secure significant financing to purchase your products and the absence of binding volume amounts in the contracts, tell us how this amount can be “expected” or revise.

Response 10: The Company has added a statement on pages 7 and 83 to clarify that the expected lifetime revenues assumes that SES obtains the financing which it requires to complete this project. The Company has confirmed that it expects such funding to be forthcoming. The Company’s contracts typically do not have binding volume amounts; in that sense, the solar contract is no different than most of the Company’s automotive agreements. The Company does not believe that the lack of binding volume commitments impacts its expectations.

11.	We note your disclosure that you “intend to analyze and pursue acquisition” and joint venture opportunities. Please indicate whether you have any current plans, proposals, or understandings in this regard.

Response 11: The Company has expanded the disclosure on pages 7 and 84 to indicate that while the Company regularly participates in discussions with potential acquisition targets and joint venture partners, there are no specific agreements that have reached the stage where it is probable that such agreements will be executed.

Ownership, page 8

12.	Please delete the last two sentences of the first paragraph and the last ten words of the second sentence of the first paragraph. The summary should be about Tower, not its controlling shareholder.

Response 12: The Company has made the deletions on page 8 proposed by the Staff.

13.	Disclose in the second paragraph, if true, that the restricted stock units to be granted concurrently with the closing of the IPO will be valued using the mid-point price range of the IPO. We note your implied reference in the second paragraph on page 104 under Long-Term Incentive Compensation Awards.

Response 13: In fact, the restricted stock units referred to on page 8 will be valued based on the price at which shares of the Company’s common stock are sold to the public in the initial public offering. The midpoint of the range will be used in the preliminary prospectus so that potential investors have a means for estimating the impact of the restricted stock units. The Company has expanded the disclosure significantly on page 108, indicating that the restricted stock units will be valued using the price to the public in the initial public offering and explaining how the calculation will be made. The Company has repeated portions of that discussion and added cross references to that discussion on pages 9, 41, 43 and 108 and has added additional cross references to that discussion on pages 120, 127 and 137.

Summary Consolidated Financial Data, page 10

14.	See the Balance Sheet Data in the table on page 11. Please remove the line item `Net debt (3)’ and place it under the heading “Other Financial Data,” and include a line item for ‘Total debt’ under the heading Balance Sheet Data. Notwithstanding your disclosure as to its computation in note 3 to the table, ‘net debt’ is a non-GAAP measure.

Response 14:

On page 11, the Company has repositioned “Net Debt” so that it appears under “Other Financial Data”. The Company has replaced “Net Debt” with “Total Debt” in the table of balance sheet data.

15.	We note that the CODM measures the operating performance of your individual segments on the basis of Adjusted EBITDA. However, the adjusted EBITDA margin is based upon Adjusted EBITDA for the company as a whole, rather than as a measure of individual segment profitability. If you elect to present such a measure on a non-GAAP basis, we would expect to see the comparable measure, computed in accordance with GAAP, presented prominently above under Statement of Operations Data.

Response 15: The Company has inserted in the Statement of Operations Data on pages 11 and 45 gross profit and gross profit margin line items. Both line items are computed in accordance with GAAP. The tables also show operating income/(loss) and operating income/(loss) margin computed in accordance with GAAP.

16.	Please expand note (6) to discuss how you use the measure of Adjusted EBITDA margin and the intent of its inclusion for investors as compared with that of operating income (loss) margin as determined under GAAP.

Response 16: The Company has expanded note 6 on page 3 to describe how the Company uses Adjusted EBITDA margin and why it believes that it is a meaningful measure for investors. As noted above, the Company has also added to the tables on pages 11 and 45, as well as in the quarterly data presentation on pages 65 and 66, a line item entitled operating income/ (loss) margin so that the GAAP measure is presented as well.

Risk Factors, page 14

The recent deterioration in the global economy, page 14

17.	Please revise this risk factor to quantify the impact the downturn in the automotive markets has had on your business.

Response 17: The Company has revised the risk factor on page 15 to indicate that the reduction in production volumes was the principal reason for a $537 million or 25% decrease in the Company’s revenues.

Special Note Regarding Forward-Looking Statements, page 36

18.	Please revise the third sentence of the second paragraph to remove the implication that you are not responsible for third-party information contained in your document.

Response 18: The Company has deleted the third sentence of the second paragraph on page 37.

Use of Proceeds, page 37

19.	If any of the debt to be retired is held by control persons, please list it separately.

Response 19: A portion of the debt to be retired will be the Company’s first lien term loan, a substantial portion of which is held by Cerberus. The Company has revised the disclosure on page 38 to disclose that a portion of the debt to be retired is held by Cerberus.

20.	Please list the special incentive compensation amounts discussed on page 104 here.

Response 20: The Company will describe on page 8 the payments to be made pursuant to the Special Incentive Program described on pages 108 and 109.

Capitalization, page 39

21.	Clarify in the second bullet of the first paragraph whether the ‘as adjusted basis’ column will reflect use of the net proceeds to repay existing debt.

Response 21: The Company has clarified the description in the second bullet on page 40 to indicate that the “As adjusted’ column will give effect to the repayment of debt (as well as giving effect to the Corporate Conversion and the receipt by the Company of the net proceeds from the Company’s initial public offering).

Dilution, page 41

22.	Please provide us with your calculation of net tangible book value (deficit) at December 31, 2009 of $(231.2) million and the related per share of common stock.

Response 22: The Company calculated the above-mentioned net tangible book value (deficit) (presented on page 42) as follows (in millions):

Members’ deficit	$(147.2)	from F-3
Goodwill	(70.6)	from F-3
Intangibles	(13.4)	calculated as net intangibles 20,454 – 6,985 from F-16

Net tangible deficit	$(231.2)

The Company has not yet presented the per share amount. The per share amount will be calculated by dividing $231.2 million by the number of shares outstanding after giving effect to the Corporate Conversion and the consummation of the public offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

23.	Please revise the second sentence of the introductory paragraph to clarify that all material risks have been discussed in your risk factor section.

Response 23: The Company has revised the introductory paragraph on page 46 to state that the “Risk Factors” section of the prospectus refers to the material risks applicable to the Company.

7

Overview of the Business, page 45

24.	Please revise to explain how revenues from your agreement with SES will “ramp up.”

Response 24: The Company has explained on pages 46 that production revenues can be expected to increase as the Company increases production volumes. To avoid the conclusion that the improvement will be arithmetic, the Company has deleted reference to the phrase “ramp up”.

Product pricing, page 47

25.	Please expand this bullet to include a discussion of known trends, if any, in price reductions (or price increases) and state whether price reduction pressures have materially affected your operating results.

Response 25: The Company has reworded the section entitled “product pricing” on page 48 to clarify the previously disclosed trend. The Company is not aware of pricing trends that have not previously been disclosed.

Basis of Presentation: Our Segments, page 51

26.	Please provide a cross-reference to Note 16 to the audited financial statements, where we note you have identified four operating segments, and have aggregated them into two reportable segments.

Response 26: The Company has described the progression from four operating segments to two reportable segments on page 53 of the Registration Statement. The Company has also added the cross reference suggested by the Staff.

Results of Operations — Year Ended December 31, 2009, page 52

27.	We note that, despite the significant decline in revenues, the accounts receivable balance has almost doubled as of December 31, 2009. Please explain to us the individually significant factors that resulted in this development. Please address this matter in MD&A as well, either here or in your discussion of liquidity, as appropriate.

Response 27: The Company had greater revenues in the fourth quarter of 2009 than in the fourth quarter of 2008 even though 2009 full year revenues were significantly lower than 2008 full year revenues. The Company’s revenues for the fourth quarter of 2009 were $501 million, which represented an increase of $119.6 million over the Company’s revenues during the fourth quarter of 2008. Almost all of this increase occurred during the last two months of the quarter. The Company’s November and December 2009 revenues were $327.5 million as compared with $213.7 million during November and December 2008. The increase in the receivables balances reflects this increased business activity.

The Company has inserted this description in the discussion of the Company’s liquidity under the caption “Management’s Discussion and Analysis – Liquidity and Capital Resources – Sources and Uses of Liquidity” on page 68 of the registration statement.

28.	We note that you have appropriately elected to provide a detailed discussion of segment information pursuant to Section 501.06 (a) of the Financial Reporting Codification because you consider it important to an understanding of the business. We also note that you measure and discuss segment profitability using Adjusted EBITDA. However, as Item 303 (a) (3) of Regulation S-K also requires you to address events and transactions that have had, or that may reasonably be expected to have a material impact upon “reported income from continuing operations” and/or upon individual revenue and expense line items reported in accordance with GAAP in your historical financial statements, please expand your MD&A discussion to begin with a discussion of the company as a whole. You might consider prefacing the discussion with a table of revenues and significant GAAP based profitability measures from your historical financial statements such as gross profit, operating income (loss), income (loss) from continuing operations and/or net income (loss). In any event, if you elect to also include a discussion of Adjusted EBITDA for the company as a whole in this section, please include it at the end of the discussion in a separately labeled section for non-GAAP financial measures. Your current MD&A presentation does not give greater or even equal prominence to comparable financial measures calculated and presented in accordance with GAAP. In this regard, we particularly note your reference to “Operating Income (Loss)” on page 54, in which you attribute the decline primarily to “the factors discussed above that impacted Adjusted EBITDA during the period….” Please expand your narrative disclosure accordingly. We may have further comments upon review of your revised discussion.

Response 28: The Company has substantially restructured the “Results of Operations” portion of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the Staff’s comment. The Company has provided, for each of the periods covered, a table showing GAAP line items, with a further delineation, between segments, for revenues, cost of sales, gross profit, selling, general and administrative expenses, amortization, restructuring expense and operating income/(loss). See pages 53 through 63 of the Registration Statement. After these tables, the Company has provided textual descriptions of certain GAAP line items. Only after these descriptions have been presented does the analysis turn to non-GAAP financial information, presented in a separately labeled section of the text. The Company believes that this format gives greater or even prominence to the GAAP financial information.

Restructuring, page 60

29.	Please expand to discuss the amount of restructuring income recorded during the respective periods and describe the nature of such recovery. Also consider expanding the disclosure to include a table that reconciles the individual components (e.g., employee termination costs, asset impairments, other exit costs, etc.) of the restructuring charges to the consolidated amount shown in the statements of operations for each period presented. We note the disclosure in Note 6 to the financial statements of the restructuring income and the table of total restructuring charges, net, by segment.

Response 29: The Company has inserted a paragraph, at the end of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restructuring” on page 64 to describe restructuring income recorded during the periods presented. The Company has also inserted, at the beginning of this section on page 64, a table describing the components of the Company’s net restructuring expense for the periods presented.

Quarterly Results, page 61

30.	If you are electing to provide Supplementary Financial Information, please revise your presentation to more fully comply with the requirements of Item 302 of Regulation S-K. For example, please include within your presentation each of the line items specified in Item 302 (a), as applicable. In addition, to facilitate the readers’ understanding, directly below this presentation please provide footnotes that set forth the information requested by Item 302 (a) (1) with regard to unusual or infrequent items and significant adjustments recorded during each quarter. The format of your current presentation appears to reduce quarterly net income (loss) on a GAAP basis to a subtotal in a presentation of Adjusted EBITDA and Adjusted EBITDA Margin on a quarterly basis. Please revise to clearly and separately present the GAAP based financial information.

Response 30: The Company has added line items entitled “gross profit,” “gross profit margin”, “operating income/(loss) margin” and “net income/(loss) per unit attributable to Tower Automotive, LLC” to the quarterly tables presented on page 65 and page 66 of the Registration Statement. The Company has set forth in footnotes certain infrequent items that impact quarter-by-quarter comparisons. The Company has also revised the quarterly presentation to more clearly indicate that it has reconciled Adjusted EBITDA to net income/(loss) attributable to Tower Automotive, LLC. There were not any extraordinary items during the periods presented that warranted inclusion of a line item for income/(loss) before extraordinary items.

Liquidity and Capital Resources, page 62

31.	Please expand your disclosure to address the reasons for, and the implications of, your working capital deficit as of each balance sheet date.

Response 31: The Company has created a new sub-caption, entitled “Working Capital” as a subset of “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Cash Flows and Working Capital” on page 67 of the Registration Statement. In this section, the Company has addressed the negative working capital, noting the measures it has taken to address this issue and the amount of available liquidity that it can utilize to respond to working capital issues.

Sources and Uses of Liquidity, page 63

32.	Please reconcile the disclosure in the first paragraph that you have unutilized borrowing availability of $75.5 million under your United States credit facilities with the disclosure under “Debt” on page 64 that you have $100.3 million of borrowing availability under the ABL revolver. Also, based on the disclosures at pages 64 and 127, please tell us how you arrived at the $12.8 million of unused borrowings under your foreign credit facilities.

Response 32: The borrowing base under the Company’s revolver changes based on the volume of the assets included within the borrowing base. Based on our asset mix at December 31, 2009, the Company was entitled to borrow $100.3 million under its revolver at December 31, 2009. On that date, it had outstanding $24.5 million of borrowings under the revolver and $0.3 million of letters of credit outstanding. Thus, the Company could have borrowed an additional $75.5 million under the revolver as of December 31, 2009. These relationships can be expressed (in millions) as follows:

Revolver borrowing base	$100.3	page 128
Borrowings on revolver	24.5	page 68
Letters of credit outstanding on revolver	0.3	page 128

Availability	$75.5	page 68

The $12.8 million of unused borrowings under the Company’s foreign credit facilities consisted of factoring and credit lines in Italy of $10.2 million and credit lines in South Korea of $2.6 million. This information was not presented in the initial filing of the Registration Statement. The Company has modified the paragraph on page 68 describing available liquidity to indicate that the $12.8 million available under the Company’s foreign credit facilities at December 31, 2009 related primarily to credit lines in Italy and South Korea.

Debt, page 64

33.	Please expand the discussion of your U.S. asset-based revolving credit facility to disclose that the aggregate amount of this facility is $150 million, in addition to providing for the issuance of letters of credit in the aggregate amount not to exceed $75 million. Reference is made to the disclosure on page 124 in the second paragraph under Description of Certain Indebtedness.

Response 33: The description of the asset-based revolving credit facility on page 68 of the Registration Statement has been revised to disclose the capability to issue letters of credit in an amount not to exceed $75 million. This description makes clear that the $75 million of letters of credit availability is a sub-limit and is subject to the $150 million overall limit.

34.	Refer to the first lien term loan discussion. Please expand to explain why the European amount outstanding of $266.7 million at December 31, 2009 exceeds the borrowing tranche of $260 million. Also, notwithstanding the disclosure under Off-Balance Sheet Obligations on page 65, please expand this section to disclose that as part of the first lien term loan agreement, you have a letter of credit facility of $27.5 million of which $27.3 million was outstanding or drawn against at December 31, 2009. Reference is made to the disclosure on page 126 under Letter of Credit Facility.

Response 34: The maximum amount outstanding under the European portion of the Company’s first lien term loan is capped at 190.8 million euros (which amounted to $260 million at the time that the loan terms were established). Due to foreign exchange differences, at any time this cap may be more or less than $260 million, since the actual cap is based on euros. The Company has revised the third bullet on page 68 to reflect the amount of indebtedness at December 31, 2009 in euros (186.3 million euros), with the December 31, 2009 equivalent in U.S. dollars reflected in a parenthetical. In the subsequent text, the revised disclosure indicates that the amount of the Euro tranche is 190.8 million euros, which equated to $260 million at the time of the initial borrowing.

The Company has also revised the disclosure on page 70 to indicate that as part of the first lien term loan agreement, the Company has a letter of credit facility of $27.5 million, of which $27.3 million was outstanding at December 31, 2009.

Organic Automotive Growth, page 79

35.	Please revise to discuss in greater detail how you intend to “strive to increase [your] share of business . . . .”

Response 35: The Company has indicated on page 83 that market share increases may arise from contract wins for new models developed by its existing OEM customers and by the Company’s expanding its customer base.

Compensation-Setting Process, page 97

36.	Please revise to disclose your independent compensation consultant.

Response 36: The Company has disclosed on page 102 that the Compensation Committee has engaged Hewitt Associates LLC as its independent compensation consultant.

37.	Please reconcile your statement in the penultimate paragraph on page 100 that attaining the target performance level “would be extremely difficult in the distressed economic environment of 2009” with your statements on page 99 which appear to indicate that you excluded economic factors (i.e. volume, mix, and foreign exchange) from your calculation of Adjusted EBIDTA.

Response 37: The Company excluded the impact of volume, mix, and foreign exchange from the calculation of the improvement in Adjusted EBITDA from year to year. Excluding the impact of these factors did not make the achievement of Adjusted EBITDA improvement easier; rather, it excluded factors that management could not directly impact and focused management on the areas within the Company’s business (principally in the area of operating efficiencies) that management can directly affect. In the Compensation Committee’s view, achieving that focus and those results in a distressed economy would be extremely difficult. The Company has modified the disclosure on page 104 to provide this explanation.

38.	Please revise to describe what you would consider “a successful year.”

Response 38: The Company believes that any definition of a successful year could be misleading in this context. Accordingly, the Company has deleted the reference to “successful year” in the text.

Summary Compensation Table, page 106

39.	Please reconcile the amounts under “All Other Compensation” for NEOs Malcolm, Gouin, and Rajkovic with the perquisites disclosure on page 105.

Response 39: The portions above the $25,000 non-accountable perquisite allowance represent the cost of certain insurance premiums. Note 3 of the Summary Compensation Table on page 110 has been revised to describe the amounts in excess of the perquisite allowance.

Description of Certain Indebtedness Other Indebtedness, page 127

40.	See the South Korea debt. Please clarify in the first paragraph that the $114 million of debt is as of December 31, 2009 and that the discussion paragraphs that follow represent certain fiscal year 2009 loan activity for South Korea. Also, as the South Korea debt is a substantial percentage of your foreign subsidiary indebtedness, please consider including a table in Note 8 to the financial statements that discloses and reconciles the major components of this total debt.

Response 40: The Company has revised the disclosure on page 131 to indicate that the $114 million of debt is as of December 31, 2009 and to provide the components of that indebtedness. The Company has also confirmed that the second and third paragraphs on page 131 under the caption “Description of Certain Indebtedness – Other Indebtedness – South Korea” relate to 2009 activity with respect to the Company’s borrowings in South Korea.

The Company has described the components of the South Korea indebtedness in the text rather than in a table in the audited financial statements. The Company will consider inserting such a table in its year-end 2010 financial statements.

Financial Statements

Tower Automotive, LLC, page F-2

Note 2. Basis of Presentation and Organizational History, page F-8

41.	Please expand here or in Note 3 to disclose the date that Tower Automotive, LLC, the successor company, was formed, including its initial capitalization structure. That is, disclose the ownership structure of Tower Automotive, LLC at its formation and/or in connection with its acquisition of Tower Automotive, Inc. on July 31, 2007. It appears you issued both common stock units and redeemable preferred units in connection with the formation of the successor and/or acquisition of the predecessor. Please describe here, and as appropriate, provide a cross-reference to Notes 12 and 13. We also note your disclosure under Recent Sales of Unregistered Securities on page II-2 regarding the issuance of Units.

Response 41: The Company has inserted a paragraph in Note 3 on page F-10 indicating when it was formed and describing the initial capitalization, the amounts of which are detailed in the Company’s consolidated statement of cash flows. The Company has also added a cross reference to notes 12 and 13.

Note 4. Significant Accounting Policies

Note i. Goodwill and Other Intangible Assets, page F-15

42.	We note that substantially all of the goodwill and intangible assets were assigned to the reporting units of Europe and South America. Please explain to us, supplementally and in detail, the methodology used to assign goodwill to each of these specific reporting units. That is, tell us how and why you expect to benefit to a greater degree in these regions, if this is the case. Explain whether and how the economic characteristics of the reporting units of Asia and North America differed from those of Europe and South America at the time of the allocation. Address the assignment of the intangible assets as well.

Response 42: The Company, with the assistance of an outside advisor, estimated the fair value of reporting units and the tangible and intangible assets acquired in accordance with SFAS No. 141 (superseded by ASC 805). This valuation was used by the Company in the allocation of the purchase price paid to the assets acquired and liabilities assumed to satisfy financial reporting requirements. In accordance with SFAS No. 141, the valuation was based upon the discrete value of each of the Company’s reporting units; Europe, Asia, North America and South America (Brazil).

Pursuant to SFAS 141, the excess of the cost of the acquired company over the sum of the amounts assigned to assets acquired (including identifiable intangible assets) less liabilities assumed is recorded to goodwill. If the fair value of identifiable assets acquired less liabilities assumed exceed the purchase price, the values otherwise assignable to non-current assets (except long-term investments in marketable securities) are reduced by a proportionate part of the excess to determine the assigned values.

The following steps were performed by the Company to allocate the purchase price:

Step one: The Company determined the fair value of the acquired business (or portion thereof) to be included in a reporting unit—in essence a purchase price for that business. SFAS No. 142, as codified in Financial Accounting Standards Board Accounting Standards Codification ASC 350

Step two: The Company then allocated the purchase price to the individual assets acquired and liabilities assumed related to that acquired business (or portion thereof). SFAS No. 142, as codified in Financial Accounting Standards Board Accounting Standards Codification ASC 350

Step three: The excess purchase price of the reporting units was assigned to goodwill.

The Company used the income approach to determine the fair value of the reporting units. In estimating the value of the reporting units, the Company utilized the Discounted Cash Flow (“DCF”) Method, pursuant to which the value of the business is estimated based on the earning capacity of the business. Earning capacity, as used in the DCF Method, is not necessarily net income as it appears on an income statement. Rather, earning capacity represents the earnings available for distribution to debt and equity holders after consideration of the reinvestment required for future growth. This measure of earning capacity is referred to as available cash flow. Available cash flow is the amount that could be paid to the owners of a business without impairing its operations. The DCF Method implicitly assumes the business to be a going concern and using an appropriate discount rate on the cash flow projections. The discount rate for each reporting unit was determined by the Company based upon the relative risks associated with that reporting unit.

Based upon the above valuation methodology, the Company determined a Business Enterprise Value (“BEV”) for each of the reporting units. Of the total purchase price allocated to the reporting units, the Company allocated approximately 44% to Europe, 17% to Asia, 34% to North America, and 5% to South America (Brazil).

The Company used these results to determine (i) whether the reporting units generate sufficient earnings to support their investments in the fixed assets and (ii) the value that remains for identifiable intangible assets and goodwill. Specifically, the Company considered the BEV of the reporting units relative to their respective net assets and the fair value of the fixed assets (valuation approach discussed below). This analysis indicated that the Europe and South America reporting units generated sufficient returns to support the fair value of their fixed assets, as determined under a value-in-use premise, and that economic value remained for intangible assets. This same analysis indicated that the North America and Asia reporting units did not generate sufficient returns and that no economic value remained for any intangible assets (identifiable or otherwise). Accordingly, the fair value-in-use of the fixed assets of the North America and Asia reporting units were adjusted to reflect economic obsolescence.

The Company performed discrete valuations for the fixed assets (e.g., property, plant, and equipment). The Company considered each of the three generally accepted approaches (cost, market, and income) to valuation and selected the method or methods that were most appropriate for each asset class.

Analysis of the operations that comprise the North America and Asia reporting units indicated that the expected returns on the fixed assets, in terms of expected earnings, were insufficient to justify an investment in those assets equal to replacement cost (new) less physical depreciation and functional obsolescence (when replacement assets have greater utility than the original or existing equipment). Given this lack of economic support, the Company applied adjustments to reflect the economic obsolescence of the personal property assets of the North America and Asia reporting units. The Company considered orderly liquidation values as a floor value for these assets. It was determined that the operations that comprise the Europe and South American (Brazil) reporting units generated sufficient earnings for replacement cost (new) less deprecation and functional obsolescence. Therefore, no adjustments for economic obsolescence were deemed necessary for the personal property assets of the Europe and South America (Brazil) reporting units.

The Company determined that economic obsolescence occurs when some event or circumstance, “external” to the equipment itself, is responsible for a decreased ability of the equipment to properly perform its intended task. Examples of contributing economic factors include decreased demand for a product, limited production life, and environmental or governmental regulations imposed on a type of asset that might limit or impede its operation.

While there was a significant amount of restructuring that took place in North America during the Predecessor's bankruptcy proceedings, upon the Successor's acquisition of the debtor's assets on July 31, 2007, the Successor's reporting unit faced challenges to establish a long term revenue plan due to the relative lack of new business that was awarded to the Predecessor during its bankruptcy proceedings. In Asia, the Predecessor made significant investments in property, plant and equipment which did not provide sufficient earnings when discounted at the appropriate discount rate.

The Company considered potential intangible assets that could exist and determined that certain customer related intangible assets had value. These intangible assets were allocated to the Europe and South America (Brazil) reporting units only as the Asian and North American reporting units did not have any economic support for intangible assets

Customer based intangibles in the automotive industry include customer contracts and customer relationships. Customer contracts in the automotive industry refer to award letters and purchase orders. Suppliers often receive future business through award letters given by the OEMs. These award letters often contain anticipated future volumes required for selected new or replacement programs. They do not guarantee specific volumes, but rather, provide the supplier with enough information to plan for the required capacity. Customer relationships in the automotive industry refer to likely new business generated from existing customers that is not currently booked. Suppliers in the automotive industry frequently receive further business as a result of being the incumbent on a current program (i.e., renewal business.) The Company valued the customer contracts and the related renewals in the aggregate.

The Company utilized an income approach to help determine the value of the customer based intangibles over the time period which they were expected to generate economic benefits.

Any excess value that existed was allocated to goodwill.

43.	We assume that neither reporting unit was at risk of failing step one of the impairment test. If our assumption is not correct and if either reporting unit had a fair value that is not substantially in excess of carrying value, please identify the reporting unit and tell us the percentage by which fair value exceeded carrying value at December 31, 2009.

Response 43: The Company confirms that the Staff’s assumption is correct. The Company has added a statement on page 75 to the effect that the fair value of each reporting unit was substantially in excess of the carrying value.

Note 16. Segment Information, page F-42

44.	We note that you have aggregated your four operating segments into two segments for reporting purposes because you believe that they meet the aggregation criteria set forth in FASB ASC 280-10-50-11. Please provide us with detailed support for your decision to aggregate these segments, including objectively verifiable support for your conclusion that the segments have similar economic characteristics as addressed in FASB ASC paragraphs 280-10-55-7A through 55-7C. Based upon the information provided in the filing, it appears that the reader might be better able to understand your performance and assess your prospects for future cash flows if Brazil and the US were not combined. It also appears that Asia and Europe may differ in their economic characteristics. Please address our concerns supplementally and in detail.

Response 44: The Company believes that disclosure in its financial statements based on two reportable segments at December 31, 2009 is consistent with the objective and basic principles of ASC 280-10, as the operating segments within each reportable segment have similar economic characteristics and meet the other aggregation criteria in accordance with US GAAP. As set forth below, the Company has determined that it has four operating segments and that, pursuant to the applicable aggregation rules of ASC 280-10-50-11 (which permit the aggregation of multiple operating segments into a smaller number of reportable segments), those four operating segments can and should be aggregated into two reportable segments, the Americas and International.

CODM Review Process

The Company’s chief operating decision maker (“CODM”) is Mark Malcolm, its President and Chief Executive Officer. Mr. Malcolm performs the key functions of resource allocations and segment performance assessment and reviews the operating and financial results of the business.

Pursuant to the Staff's request, a sample Board Review Package document will be submitted to the Staff, subject to Rule 83 and Rule 418 requests. The primary metrics used to review the business are Adjusted EBITDA and net cash flow as defined by management (non-GAAP). Management defines net cash flow as net cash provided by (used in) operating activities and financing activities, adjusted by eliminating the effects of foreign currency translation on the Company's debt and net equity. The Company does not evaluate its business using gross margin percentages or operating income margin percentages. The normal cadence of review is to review the current quarter actual results, and full year forecast, all of which is compared to the prior Board Review Package, annual operating plan, and prior year operating results. This cadence is continued for the Adjusted EBITDA and the net cash flow sections (non-GAAP). The information is presented by operating segment with Europe, Asia, North America, and Brazil presented on the same page. Corporate is presented but is not material and is primarily supplemental information which is needed to reconcile to the consolidated financials. This information is the material that the CODM uses when making resource allocations and assessing performance. As a member of the Enterprise Leadership Team, the CODM receives a Monthly Business Review package. We are also submitting a sample Monthly Business Review pursuant to Rule 83 and Rule 418 requests.

Operating Segments

FASB Accounting Standards Codification (ASC) Paragraph 280-10-50-1, Operating Segments, defines an operating segment as a component of an enterprise:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

(b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

The Company has determined that each of the following components represents an operating segment: Europe, Asia, North America and Brazil.

Reportable Segments — Aggregation

The Company has aggregated the Company’s four operating segments into two reportable segments for reporting purposes. In making this determination, management evaluated the criteria provided in ASC 280-10-50 and notes that the Company’s operating segments included in its reportable segments have similar economic characteristics.

ASC 280 details that similar economic characteristics include producing comparable long-term average gross margins. While the Company acknowledges that ASC 280 refers to gross margins as a measure for evaluating similar economic characteristics, the Company has used Adjusted EBITDA margin as the operative measure, since that is the performance measure used by the CODM, as evidenced in the Board Review Package. Management believes the historical operating analysis discussed below supports the conclusion that the long-term operating results of each of the businesses are similar. A more detailed description of the information reviewed by the CODM is set forth above under “CODM Review Process.”

In evaluation of the aggregation requirements, the Company has considered the following criteria from ASC paragraph 280-10-50-11:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

(a) the nature of the products and services

(b) the nature of the production processes

(c) the type or class of customer for their products and services

(d) the methods used to distribute their products or provide their services

(e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The Company considered these factors for each of the reportable segments, including review of the 2008 - 2009 operating statistics of the various operating segments of the Company, in its assessment of the aggregation criteria. Please note that 2008 and 2009 represent the only full-year fiscal periods of Tower Automotive, LLC.

A threshold question before multiple operating segments can be aggregated into a single reporting segment is whether the operating segments have similar economic characteristics. In evaluating whether similar economic characteristics exist, the Company analyzed the Adjusted EBITDA margins of its operating segments for the two fiscal years for which data exists for the Successor Company. As discussed below, for 2008, the two operating segments comprising the International segment exhibited comparable Adjusted EBITDA margins, as did the two operating segments comprising the Americas segment. However in 2009, a year of nearly unprecedented economic upheaval and severe dislocations in the U.S. and European automotive markets, the Adjusted EBITDA margins of the operating segments within each reporting segment diverged. The Company does not believe that the Adjusted EBITDA margins experienced in 2009 are representative of medium to long-term trends in its business, and therefore does not believe that anything other than a temporary and extraordinary divergence in economic characteristics occurred. Instead, the Company believes that the Adjusted EBITDA margins recorded in fiscal 2008 are more representative of the medium to long-term trends that the Company faces in its operating segments.

International

First, the Company considered the financial performance of the Europe and Asia operating segments to determine if they have similar economic characteristics. For this analysis, the Company compared the Adjusted EBITDA margin of the operating segments. In the table below (in thousands of dollars), segment profit refers to Adjusted EBITDA as that is the measure the CODM uses to measure performance.

	Revenue	2008 Adjusted EBITDA Margin	Segment Profit	Revenue	2009 Adjusted EBITDA Margin	Segment Profit(a)
International
Europe	$887,081	12.9%	$114,394	$658,846	9.3%	$61,286
Asia	370,892	13.3%	49,481	337,765	14.0%	47,364

Total	$1,257,973		$163,875	$996,611		$108,650

As the table above indicates, margins historically have been similar, which evidences that the two operating segments share similar economic characteristics. The revenues in the table above do not agree to the segment footnote in the financial statements, as the figures do not include eliminations. In 2009, margins differed; however, the automotive industry experienced unprecedented reductions in volume in Europe, which resulted in the margin reduction experienced in Europe. Conversely, Asia was not as severely impacted by the economic downturn in 2009. The Company currently projects that margins will remain similar through the next five years in both operating segments. Over the next few years, the Company expects the European market to recover and it expects its Adjusted EBITDA margins in Europe to trend similar to the margins expected in Asia.

Based upon the above analysis, the Company has concluded that the two operating segments (Europe and Asia) have similar long-term performance.

The Company also analyzed each of the other aggregation criteria contained in ASC paragraph 280-10-50-11 and concluded that such criteria support aggregation of Europe and Asia.

a.	The nature of the Company’s products and services is substantially similar - namely, metal structures and assemblies that are manufactured for original equipment manufacturers (OEMs) in the automotive industry. In other words, the Company manufactures the same type of metal structures and assemblies for its OEM customers in Europe as it does for its OEM customers in Asia.

b.	The nature of the Company’s production processes is substantially similar. In both Europe and Asia, the Company manufactures metal parts through stamping presses and joins various metal stampings together through welding or other technologies to form assemblies. Manufacturing processes in the Company’s Gent, Belgium facility, for example, are essentially the same as those used in the Company’s facility in Hwaseong-si, Gyeonggi-do, Korea.

c.	The type or class of customer for the Company’s products and services is, in almost all cases, OEMs in the automotive industry. While the specific customers may differ between operating segments, all customers are in the business of producing vehicles; therefore, the Company only has one type of customer. A European customer such as Daimler is in the same business as a Korean customer such as Hyundai/Kia.

d.	The method used to distribute the Company’s products is almost always truck or rail. The Company is also strategically positioned near its customers in the locations in Europe and Asia in which the Company operates to allow for transit of its products to its customers either by truck or rail. The Company’s products are metal component parts that are shipped directly to the OEM and are not for distribution or resale, whether in Europe or Asia.

e.	The nature of the regulatory environment does not play a significant role in the Company’s business. This criterion applies to traditionally regulated industries, such as banking, insurance or public utilities. The Company does not operate in such a regulatory environment and therefore management concluded that this criterion is not applicable to the Company.

The Company’s International Segment has a President, Gyula Meleghy, who is responsible for Europe and Asia, including making recommendations to the CODM regarding the allocation of resources, full oversight of operations, and the approval of new/replacement programs. He also has a leadership team that includes heads of purchasing, human resources, and IT that have responsibility for both Europe and Asia. The International leadership team meets on a regular basis.

The fundamental characteristics of the products, production processes, customers, distribution channels, and management structures are consistent across the operating segments. As such, the Company believes that the factors described above strongly support the aggregation of the two operating segments, Europe and Asia, into one reportable segment.

Americas

First, the Company considered the financial performance of the North America and Brazil operating segments to determine if they have similar economic characteristics. For this analysis, the Company compared the Adjusted EBITDA margin of the operating segments. In the table below, segment profit refers to Adjusted EBITDA, as that is the measure the CODM uses to measure performance.

	Revenue	2008 Adjusted EBITDA Margin	Segment Profit	Revenue	2009 Adjusted EBITDA Margin	Segment Profit(a)
Americas
North America	$702,742	5.4%	$37,960	$472,622	4.2%	$19,835
Brazil	217,804	5.1%	11,019	171,273	0.7%	1,215

Total	$920,546		$48,979	$643,895		$21,050

(a) The table above has been adjusted to exclude the impact of the tax audit described below.

As the table above indicates, margins have fluctuated in the two operating segments. The revenues in the table above do not agree to the segment footnote in the financial statements as the figures do not include eliminations. The Company believes that 2008 is more representative than 2009, as 2009 was significantly impacted by the downturn in the economy, which was evidenced by historically low automotive production in 2009 in North America. The Company also believes that the margins will trend in the same direction as growth continues in the Brazilian market and there is a significant recovery in the North American automotive production market. The 2009 margins in Brazil were negatively impacted by the results of a cumulative audit for value added tax of $4.7 million which is not indicative of the Company's normal operating pattern.

The similar margins in 2008 provide support that the two operating segments share similar economic characteristics. The Company also currently projects that margins will remain similar through the next five years in both operating segments.

Based upon the above analysis, the Company has concluded that the two operating segments (North America and Brazil) have similar economic characteristics.

The Company also analyzed each of the other aggregation criteria contained in ASC paragraph 280-10-50-11 and concluded that such criteria support aggregation of North America and Brail.

a.	The nature of the Company’s products and services is substantially similar - namely, metal structures and assemblies that are manufactured for OEMs in the automotive industry. Again, the Company manufactures the same type of metal structures and assemblies for its OEM customers in North America as it does for its OEM customers in Brazil.

b.	The nature of the Company’s production processes is substantially similar, in that the Company manufactures metal parts through stamping presses and will join various metal stampings together through welding or other technologies to form assemblies. Manufacturing processes in the Company’s Chicago, Illinois facility, for example, are essentially the same as those used in the Company’s facility in Betim, Brazil.

c.	The type or class of customer for the Company’s products and services is, in almost all cases, OEMs in the automotive industry. While the specific customers may differ between operating segments, all customers are in the business of producing vehicles; therefore, the Company only has one type of customer. A North American customer such as Ford is in the same business as a Brazilian customer such as Fiat.

d.	The method used to distribute the Company’s products is almost always truck or rail. The Company is also strategically positioned near its customers in the locations in North America and Brazil in which it operates to allow for transit of the Company’s products to its customer either by truck or rail. The Company’s products are metal component parts that are shipped directly to the OEM and are not for distribution or resale, whether in North America or Brazil.

e.	The nature of the regulatory environment does not play a significant role in the Company’s business. This criterion applies to traditionally regulated industries, such as banking, insurance or public utilities. The Company does not operate in such a regulatory environment and therefore management concluded this criterion is not applicable to the Company.

The Americas Segment has a President, Bill Pumphrey, who is responsible for North America and Brazil, including making recommendations to the CODM regarding the allocation of resources, full oversight of operations, and the approval of new/replacement programs. He also has a leadership team that includes heads of purchasing, finance, human resources, and IT that have responsibility for both North and South America. The Americas leadership team meets on a regular basis.

The fundamental characteristics of the products, production processes, customers, distribution channels, and management structures are consistent across the North America and Brazil operating segments. As such, the Company believes that the factors described above strongly support the aggregation of the two operating segments, North America and Brazil, into one reportable segment.

Conclusion

In conclusion, the Company believes that it has two reportable segments, based on the aggregation criteria defined in FASB ASC 280, given the similar economic characteristics, products, production processes, types of customers, and management structure as described above. In addition, the Company’s segment disclosures as included within Note 16, Segment Reporting, to its 2009 financial statements are in compliance with the disclosure requirements of FASB ASC 280.

45.	To assist us in understanding the separate financial information that is routinely evaluated by management to make operating decisions and assess performance, please provide us with a copy of the reporting package that is reviewed by your CODM. If operating results are provided to the Board of Directors in a different format, please provide us with a copy of that presentation as well.

Response 45: A copy of the reporting package that is prepared for, and reviewed by, the Company’s CODM on a monthly basis will be provided separately under a request for confidential treatment of the reporting package.

Age of Financial Statements

46.	Please consider the financial statement updating requirements set forth in Rule 3- 12 of Regulation S-X.

Response 46: The Company is aware of the financial statement updating requirements cited by the Staff.

Consents of Independent Registered Public Accounting Firm

47.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. Please clarify in the first paragraph of Exhibit 23.1 as to the consolidated financial statement period that your report dated March 3, 2010 refers. Also, please clarify in the first paragraph of Exhibit 23.2 as to whether Tower Automotive LLC will be converted to a corporation name Tower International, Inc. rather than Tower Automotive Corporation.

Response 47:

The Company has filed consents of the applicable accounting firms with Amendment No. 1 to the Registration Statement. Exhibits 23.1 and 23.2 have been revised in the manner contemplated by the Staff’s comment.

*    *     *     *     *

As requested in the Comment Letter, in the event that Tower requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tower from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Tower may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Peter H. Ehrenberg (at 973-597-2350) or Michael J. Reinhardt (at 973-597-2552) of this office.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission
J. Nolan McWilliams, Esq.
Ms. Beverly Singleton
Ms. Margery Reich

Tower
Mr. Mark Malcolm
Mr. James Gouin
Mr. Jeffrey Kersten
Ms. Nanette Dudek

Davis Polk
Joseph Hall, Esq.